October 5, 2006

Mr. Kin Shing Li
Chief Executive Officer
Great Wall Acquisition Corporation
660 Madison Avenue, 15th Floor
New York, New York 10021

RE: Great Wall Acquisition Corporation
Registration Statement on Form S-4
Amendment 3 Filed September 11, 2006
File No. 333-134098

Form 10-KSB for the period ending December 31, 2005
File No: 000-50550

Dear Mr. Li:

    We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The staff notes that a majority of the holders of the ordinary shares of ChinaCast have entered into letters of understanding with the company in both September of 2005 and June of 2006 which obligate such shareholders to exchange their ordinary shares in ChinaCast for shares of common stock of the company. Discuss the legal consequences of the possibility that by entering into these letters of understanding such shareholders may have made investment decisions. We may have further comment.

2. We note that the "Warrant Clarification Agreement" included as exhibit 10.6 may appear to have changed a material term of the security sold as part of the company's IPO by amending the Warrant Agreement by adding "In no event will the registered holder of a Warrant be entitled to receive a net-cash settlement or other consideration in lieu of physical settlement…" Discuss the legal consequences of the possibility that a shareholder may consider the "Warrant Clarification Agreement" to have changed a material term of the security. We may have further comment.

3. We note your responses to comments seven and eight from the Staff's letter of June 30, 2006 wherein you state that you have removed all references to ChinaCast being a leading provider of e-learning content from your registration statement and, in connection with the removal of such references, the addition of disclosure that "Great Wall may be subject to securities laws claims regarding past disclosures."

    However, we also note that you did not apparently fully respond to comment seven because you did not address any of the other filings in which assertions to the effect that ChinaCast "is one of the leading providers of e-learning services and content…" We further note that Great Wall has asserted in periodic filings that ChinaCast provides content even after the date of your response letter.

    Please provide the Staff with a legal analysis as to the necessity of amending each filing made by Great Wall Acquisition Corporation that contains statements to the effect that ChinaCast "is one of the leading providers of e-learning services and content" in China, from the date such assertion was first made by Great Wall until the present date.

4. We reissue comment one from our letter of June 30, 2006. We note your response that "disclosure throughout the document has been revised to clarify the

vote required by removing the reference to 'voting in person or by proxy at the meeting'" but the disclosure appears to be unchanged with respect to this point, at least in the Q&A entitled "What vote is required to approve the Acquisition?"

We may have further comment.

5. We note your response to comment nine from our letter of June 30, 2006, especially the disclosure contained on page 55 of your amended registration statement that Great Wall will seek to comply with Section 281(b) of the DGCL, which, in part, you state would require Great Wall to adopt a plan of dissolution that will provide for payment of "(iii) all claims that may be potentially brought against Great Wall within the subsequent 10 years." In light of your disclosure that various securities law claims may be made against Great Wall, please discuss the analysis that the company will go through in determining how much must be set aside in order to ensure compliance with the provisions of Section 281(b) of the DGCL, and discuss the impact that analysis will have on the company in its operation both before any dissolution and liquidation as well as in conjunction with conduction such a dissolution and liquidation, as applicable.

6. We also note the statement within your response to comment nine that, "In the event that the Board determines to wind up the Company's affairs pursuant to Section 281(b), to the extent an insufficient amount of funds were to be retained and reserved for creditors who ultimately were to prevail on the merits of such claims, Great Wall stockholders, under certain limited circumstances, could be required to return up to all of the amounts they received as liquidating distributions from the Company." Please revise the prospectus to include this disclosure.

7. We further note the disclosure with respect to bankruptcy contained on page 18: "Additionally, if Great Wall is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the funds held in the IPO trust account will be subject to applicable bankruptcy law, and may be included in Great Wall's bankruptcy estate and subject to the claims of third parties with priority over the claims of Great Wall's stockholders. To the extent any bankruptcy claims deplete the trust account Great Wall cannot assure its public stockholders that it will be able to return the liquidation amounts due them."

Please disclose how any proposed distributions from the IPO trust account would be impacted by "applicable bankruptcy law." Could they be viewed as preferential payments? If so, what would be the effect?

8. We note your response to comment nine from our letter of June 30, 2006. We also note the disclosure at the bottom of page 30 with respect to amounts payable to Great Wall's "financial, legal and other advisors." Please also include specific discussion with respect to the fees both paid and payable to each of your financial, legal and other advisors, and clarify which of such advisors have executed waivers.

Letter to Shareholders

9. The last full paragraph on the first page of the letter seems to indicate that the shareholder vote must meet two thresholds in order to be considered a vote to approve the acquisition transaction (majority of common stock and a majority of the shares of common stock sold in the IPO). This disclosure would appear to be inconsistent with disclosure elsewhere in the prospectus. Please revise or advise. In addition, address whether such voting requirements are consistent with the requirements under the DGCL.

10. As appropriate, update the status of the discussions with DBS Bank as to the standby letter of credit.

Q & A

11. We note the disclosure within this section that "Great Wall's IPO prospectus arguably misstated the vote required to approve a business combination…" Please disclose the basis for such statement. It appears that disclosure contained in Great Wall's IPO prospectus on this matter matches the terms contained in Great Wall's Articles of Incorporation.

12. We note the disclosure within this section that "Since as much as $36 million may be paid to ChinaCast shareholders who elect the Cash Offer, Great Wall is in discussions with DBS Bank Ltd. (DBS) with respect to a standby credit facility to provide sufficient funds to pay all of ChinaCast shareholders electing the Cash Offer." However, we also note disclosure on page three that ChinaCast's cash position as of December 31, 2005 was approximately $48.8 million. Please disclose why Great Wall is seeking to obtain a standby credit facility when it appears to have sufficient funds to pay all of ChinaCast shareholders electing the Cash Offer.

Summary, page 1

13. We note the disclosure on page four that "Great Wall believes…expense[s] or claims [with respect to claimed securities law violations] would be immaterial to the combined company." Please disclose the basis for characterizing such amounts as "immaterial." In addition, discuss the potential for such claims reaching an amount approximately equal to the entire gross offering proceeds raised by the company in its IPO.

Risk Factors, page 8

14. We note your response to comment 22 from our letter of June 30, 2006. We also note the disclosure at the bottom of page 13 in your revised registration statement: "Chinese legal advisers have opined that ChinaCast's performance under the technical services agreement with CCLX complies with applicable Chinese laws and regulations, and ChinaCast complies with PRC laws and regulations."

However, it appears that the following statement appears on page 11 of the opinion you have supplied to support your disclosure: " The provision of our services under the Technical Services Agreement and the CCL Technical Services Agreement comply with applicable PRC laws and regulations as they are technical services. However, we do not rule out the possibility that the PRC regulatory authorities view the of the Company as not being in compliance with applicable PRC laws and regulations, including but not limited to restrictions on foreign investments in the value-added telecommunication business."

Please reconcile.

Great Wall Historical Financial Information, page 22

15. Please revise your table to include data from the period from inception to the date of the most recent balance sheet (e.g. June 30, 2006).

16. We note you have restated the financial statements for the fiscal year ended December 31, 2005. Please revise your column headers to clearly disclose those periods that have been restated.

Board Consideration and Approval, page 30

17. We note the addition of disclosure on page 34 that states Mr. Li's conclusion "that the Acquisition is in the best interests of Great Wall's stockholders" is actually "forward-looking in nature." Please provide a detailed legal analysis to support such a position.

Corporate Structure, page 41

18. We partially reissue comment 37 from our letter of June 30, 2006. Please explain the purpose(s) for the holding company structure described.

Comparative Per Share Information, page 23

19. We reviewed your response to our prior comment 26. It is unclear why you used a more precise number of shares for your calculation here versus amounts presented elsewhere in your registration statement. Please revise to consistently use the same number of common stock shares subject to redemption.

20. We reviewed your response to our prior comment 27. It appears the changes indicated were not made to the table, thus the comment will be reissued. ChinaCast's diluted earnings per share for the years ended December 31, 2004 and 2005 does not reconcile to the statements of operations presented on F-6. Please advise or revise.

Products and Services, page 39

21. We reviewed your response to our prior comment 43, noting that CCLX offers all the products of ChinaCast. Please revise your disclosure here and throughout your filing to clarify if ChinaCast offers its products and services solely through CCLX or if these products and services are offered independently (e.g. without CCLX).

Technical Services Agreement between CCLX and CCT Shanghai, page 43

22. We reviewed your revised disclosure under costs and expenses which states "CCT Shanghai has absolute discretion" to bear the excess of CCLX's operating

expenses over budgeted amounts. This statement does not appear to be consistent
to your response to our prior comment 54 which states that "ChinaCast is
obligated to fund operating losses of CCLX. Please advise or revise.

Novation Deed, page 44

23. We reviewed your response to our prior comment 41. Please revise your
disclosure to provide more detail of the "technical support and software related
services" provided by CCLBJ to ChinaCast's customers.

Management's Discussion and Analysis, page 47

24. We reviewed your revised disclosure in response to our prior comment 43. Your
response did not address our entire comment as your variance explanations do not
appear to support the changes in your product mix. For example, as a variance
explanation, you state "CCLX's results were consolidated with ChinaCast's,
changing the product line revenue mix in 2005." According to Note 1 of your
financial statements (see F-10) CCLX has been consolidated since May 2003.
Please advise or revise to discuss the activities that generated revenue variances
between periods.

Results of Operations, page 49

25. We reviewed your response to our prior comment 48. Your response did not
address our comment; therefore the comment will be reissued. Please revise your
disclosure for each period to describe and quantify underlying material activities
that generate revenue and cost of revenue variances between periods. Your
revised disclosures should provide information that would assist an investor in
making a well informed investment decision. This can be achieved by providing
information (in a comparative format), such as key performance indicators or key
metrics that you utilize in evaluating your business (e.g. changes in enrollment,
pricing variances, etc.), and including a detailed discussion of the year over year
variances. An example might be the increase in revenue for each principal
product line attributed to the transfer of business from CCLBJ to CCLX.

Unaudited Pro Forma Financial Statements, page 60

26. Please revise to present pro forma financial statements for all periods required
under Article 11 of Regulation S-X.

China Cast Financial Statements
Notes to Financial Statements

Note 1 – Organization and Principal Activities, F-9

27. We reviewed your response to our prior comment 55, noting a reference to the CCL Technical Service agreement. Please provide us with a copy of this properly signed agreement (including any amendments) and CCL's Articles of Association, highlighting the relevant sections supporting your conclusion under FIN 46(R). Also, tell us how you considered the pledge of all voting rights in CCL to CCLX (Section 2.1 of Exhibit 10.1) in your consolidation analyses. We may have further comments.

28. We reviewed your response to our prior comment 57. Please revise your disclosure to include the language in your response. This will enable an investor to understand why the minority interest in CCLX is recorded at the original investment of the minority investors and not the current portion of their equity investment.

Note 2 – Summary of Significant Accounting Policies
(l) Revenue Recognition, F-13

29. We reviewed your response to our prior comment 58; however your response did not address our entire comment. The comment will be partially reissued. Please revise your revenue recognition policy to disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations and the related accounting policies (consider the guidance of SFAS 48).

Note 3 – Acquisition, F-16

30. We reviewed your response to our prior comment 59. Please provide us with a copy of Tongfang Education's Articles of Association, highlighting the relevant sections supporting your conclusion.

31. We reviewed your response to our prior comment 60. Please revise your financial statements to include disclosure consistent with your revisions on page 43. Also, disclose how you plan to account for Tongfang Education's relationship with ETS and file the operating right assignment agreement with your next amendment.

Great Wall Financial Statements
General

32. Given that the offer and sale of the securities underlying the underwriter purchase
option (UPO) included in your initial public offering were included in the "units"
being registered, the offer and sale of the underlying securities were registered at
the time of effectiveness. As a result, it appears you will be required to file
timely updates to this registration statement and deliver a current prospectus at the
time the UPO and the underlying warrants are exercised. In light of this fact,
please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-
19, which would appear to require you to account for the UPO as a liability
marked to fair value each period through the income statement. Paragraph 14 of
EITF 00-19 states that if the contract allows the company to net-share or
physically settle the contract only by delivering registered shares, it is assumed
that the company will be required to net-cash settle the contract, and as a result
liability classification will be required. Paragraph 17 of EITF 00-19 states that if
the contract requires physical or net-share settlement by delivery of registered
shares and does not specify any circumstances under which net-cash settlement is
permitted or required, and the contract does not specify how the contract would be
settled in the event that the company is unable to deliver registered shares, then
net cash settlement is assumed if the company is unable to deliver registered
shares (because it is unlikely that nonperformance would be an acceptable
alternative). Please tell us how you have considered the guidance in EITF 00-19
in your accounting treatment for the UPO. Tell us whether you intend to restate
your financial statements to classify the UPO as a liability and to subsequently
adjust the UPO to fair value for all periods from the initial public offering date
through June 30, 2006. If not, please explain, in as much detail as necessary, why
you believe that equity classification is appropriate. We may have additional
comments after reviewing your response.

33. In conjunction with the comment above and upon review of your response to our
prior comment 62, we note you have amended your warrant agreement on August
8, 2006, to include a sentence indicating, in no event will the warrants be net cash
settled. Considering the warrant agreement included in your initial public
offering did not specify any circumstances under which net-cash settlement is
permitted or required, and the warrant agreement did not specify how it would be
settled in the event that the company is unable to deliver registered shares, net
cash settlement is assumed if the company is unable to deliver registered shares.
These conditions would lead to liability classification of the warrants under the
provisions of EITF 00-19. Tell us whether you intend to restate your financial
statements to classify the warrants as liabilities and to subsequently adjust the

warrants to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

Notes to Financial Statements

Note 4 – Commitment and Contingencies, F-48

34. We noted your revised disclosure and your response to our prior comment 63. Please revise to disclose your probability assessment of rescission claims (e.g. probable, remote, etc.) and the steps taken to reach your conclusion of probability (e.g. legal representation).

Other Regulatory

35. Please provide current consents, and update your financial statements in accordance with Rule 3-05 of Regulation S-X.

36. Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

Signature Page

37. Revise your signature pages to include and identify the signatures of the company's principal executive officer, principal financial officer and principal accounting officer.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
        (212) 407-4990